SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2004
                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





                                 For immediate release 7.00am 9 September 2004 SVG Capital plc - unaudited interim results for the six months ended 30 June 2004


       Continuing signs of improvement in a variable operating environment

Highlights include:
- 4.7% increase in the value of the investment portfolio (in local currency). Portfolio valuation adversely affected by particularly large foreign exchange movements, resulting in fully diluted net assets per share increasing by 1.0% to 463.4p

- Improvement in portfolio companies earnings, with a continuing focus on cash generation and debt repayment, has had positive impact on a number of company valuations

- Realisations during the period at an average of 63% premium to December 2003 valuations

- Portfolio valuations remain conservative; discounts have increased on valuation bases

- Compound growth in net assets per share over five years of 7.3%, compared to negative compound return of (5.4)% p.a. in the FTSE All-Share and (5.1)% p.a in the FTSE World Index

     Fund Advisory Business
- Now advises six funds with combined third-party funds under management and commitments of over EUR1 billion (June 2003: approx. EUR500 million)

- Schroder Private Equity Fund of Funds II closed ahead of target at EUR285 million

-       SVG Diamond Private Equity plc published a preliminary offering circular
        - seeking to raise EUR400 million

Nicholas Ferguson, CEO of SVG Capital, commented:

"The first half of 2004 has witnessed strong levels of activity, both in terms of new investments, disposals and recapitalisations and we are pleased with the Company's performance.

"A continuing strong focus on cash generation and debt repayment within the portfolio companies has had a positive impact on a number of portfolio company valuations, outweighing the negative impact of foreign exchange movements over the six months. Overall, operating conditions have improved, but remain variable."

For further information, please contact:

SVG Capital plc                                       On 09.09.04: 020 7067 0700
Nicholas Ferguson / Alice Todhunter                    Thereafter: 020 7010 8900

Weber Shandwick Square Mile                                        020 7067 0700
Chris Lynch / Nick Dibden

Copies of the press release and other corporate information can be found on the company website at: http://www.svgcapital.com





Chairman & CEO's Statement

Portfolio Performance
We are pleased to report a solid set of results. Over the six months, bolstered by an improved exit environment and the strong performance of the underlying portfolio of companies, in local currency, the investment portfolio has increased in value by 4.7%.

However, the portfolio's valuation is affected by foreign exchange movements and much of this growth has been outweighed by adverse foreign currency movements, specifically the strengthening of sterling against the euro. Approximately 50% of SVG Capital's portfolio is euro denominated and the 5% rise in sterling against the euro over the six months has, along with other currency movements, had a negative impact of approximately (GBP16.4) million on the portfolio's valuation. Allowing for this negative impact, net assets increased by 1.0% to GBP532.5 million (463.4p per share - fully diluted).

Whilst variable, the operating environment for the majority of SVG Capital's portfolio companies has shown signs of improvement in the first six months of this year. In aggregate, the portfolio companies continue to generate cash and repay debt, which, like previous periods, has had a positive impact on a number of company valuations, and has enabled a number of recapitalisations to take place. In addition, the portfolio has benefited from a large number of smaller realisations, which, on average, have been at a 63% uplift to the December 2003 valuations.

SVG Capital's portfolio continues to be valued on a conservative basis, with discounts across the valuation bases increasing over the period.

New Fund Commitments
We are currently performing due diligence on the Schroder Ventures US Fund II. Schroder Ventures US was established in 1998 and held the final close of its first mid-market fund in October 2000 with total commitments of US$270 million. The second fund is being raised to follow a similar investment remit to that of its predecessor, investing in mid-market companies in the technology, media, telecommunications, and business services sectors and within a broad range of investment stages, including development capital and management buy-outs.

In addition, SVG Capital intends to increase its commitment to The Japan Fund IV to US$90 million (previously US$50 million) at the fund's final closing in the fourth quarter of 2004. The Japan Fund IV will invest predominantly in buy-out transactions in Japan across a range of industries and sectors.

Operating Review
The fund advisory business, SVG Advisers, has made a strong start and remains on target to build profit streams that will, over time, add value to SVG Capital.

Three years after its establishment, SVG Advisers is beginning to create a reputation of innovation and excellence within its key markets. The hard work and dedication the team has put into building this business is admirable. In addition to SVG Capital's own assets and commitments, we now advise six funds with combined third-party funds under management and commitments of over EUR1 billion.

Schroder Private Equity Fund of Funds II
The Schroder Private Equity Fund of Funds II (SPEFOFII) held a final closing in April 2004 at EUR285 million, exceeding its target of EUR250 million and the amount raised for the first fund of funds in 2002 (EUR242 million). SPEFOF II has already made commitments totalling EUR95 million to eight private equity partnerships in Europe and the US.

SVG Diamond(1)
In late August, SVG Diamond published a preliminary offering circular.

Advised by SVG Advisers, SVG Diamond is a 'Collateralised Fund Obligation' of private equity funds, seeking to raise EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million at closing, allowing investors access to the private equity asset class at various levels of risk.

SVG Diamond plans to invest in a portfolio of approximately 50-55 private equity funds which will be diversified by vintage year, manager, geography and sector. SVG Diamond will predominantly be focused on buy-out funds investing in Western Europe and the US.

SVG Capital intends to subscribe to preferred equity shares representing commitments of EUR50 million at closing. These shares are subordinated to the bonds and we believe offer the potential for high returns as well as diversification.

Change of Name
Following shareholder approval at the AGM, the Company changed its name to SVG Capital plc in May 2004, with its fund advisory business renamed as SVG Advisers.

In conjunction with the name change, SVG Capital launched a new website (www.svgcapital.com). On the new website you will find information on SVG Capital and its fund advisory business, including information on the various funds advised by SVG Advisers and general information on private equity.

Shareholders are reminded that their shareholdings are unaffected by this name change and that existing share certificates should be retained, as they will remain valid for all purposes.

Board Changes
John Govett, who has been a Director of the Company since its formation in 1996, will retire from the Board of the Company on 30 September 2004. On behalf of the Board, we would like to thank John for his major contribution to the Company since its formation.

Investment Strategy
SVG Capital's principal investment strategy is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

SVG Capital's portfolio of funds has been very cash generative, enabling the Company to make large commitments to new Permira and Schroder Ventures' funds. Going forward, the portfolio's cash generation is likely to be above the growth rate of the Permira and Schroder Ventures' group. Accordingly, the Board is considering whether also to invest with other private equity groups, to a limited extent, and will be consulting shareholders in the fourth quarter of 2004 with a view to seeking shareholder approval to amend the Company's investment strategy at the April 2005 Annual General Meeting.

Outlook
The first half of 2004 has seen strong levels of activity, both in terms of new investment and sales. Realisations in the six months have been through a number of routes with many private equity investors taking advantage of the improved capital markets and returning cash to investors via recapitalisations and new listings. More recently, uncertainty in the capital markets has re-emerged and this has led to more difficult conditions for new issues, although the scope for trade sales and recapitalisations remains.

Over the five years to June 2004, SVG Capital has outperformed public markets, both in terms of net asset and share price growth, reporting compound growth of 7.3% p.a. in net assets per share and 14.5% p.a. in share price. This growth compares to respective negative returns of (5.4%) p.a. and (5.1%) p.a. from the FTSE All-Share and FTSE World Index over the same period.



Portfolio Review                                                       June 2004
At 30 June 2004, SVG Capital had net assets of GBP532.5 million (fully diluted net assets per share of 463.4p).

Against a backdrop of an improving, but variable, operating environment and concerns about security, oil prices, interest rates and the overall strength of the global economic recovery, the portfolio of companies continues to perform solidly. In aggregate, portfolio companies' earnings have improved and a focus on cash generation and debt repayment has had a positive impact on many company valuations.

There has been an improvement in the exit environment in the first six months of 2004, with secondary buy-outs, recapitalisations and IPOs offering liquidity for investors. In total, SVG Capital received GBP69.4(2) million in distributions in the six months, compared to only GBP3.7 million in the same period last year and GBP30.2 million for the year to December 2003. Excluding recapitalisations (which are a return of cost), these distributions have been at an average 63% uplift to December 2003 valuations. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 41%.

The strong performance in the underlying portfolio companies, coupled with the improvement in the exit environment resulted in a GBP26.3 million growth in the investment portfolio, in local currency. However, much of this growth has been outweighed by foreign exchange movements with the strengthening of sterling against the euro over the six months adversely impacting the portfolio valuation. All in all, foreign exchange movements had a negative impact of approximately (GBP16.4) million on the portfolio's sterling valuation. In addition, the strong euro against the US$ continues to affect a number of portfolio company earnings, specifically those with large European operations and US$ revenues.

Driven by a steep fall in comparable semiconductor earnings multiples, which fell approximately 26% in the six months, the weighted comparable earnings multiples used to value the portfolio have decreased. Ignoring the semiconductor companies in the portfolio, the comparable earnings multiples used to value the remainder of the portfolio have remained fairly static, which is unsurprising given the flat performance of public markets over the six months. SVG Capital's portfolio continues to be valued on a conservative basis, with average valuation discounts increasing during the period.

The portfolio valuation has also benefited from a number of write-ups in the six months, the largest being the GBP9.7 million write-up of SEAT Pagine Gialle, which has moved from cost to a quoted valuation basis for the first time; and the GBP7.5 million write-up of Eyetech Pharmaceuticals following its flotation in January. The other major change in valuation is the aggregate GBP9.0 million decrease in value of austriamicrosystems, which floated on the Zurich stock exchange in May.

The portfolio is made up of 127 companies, with the Twenty Largest Companies representing 74% of the portfolio. Just over half (54%) of the portfolio is valued on an earnings basis. Of this, 11% has been written down on an earnings basis, bringing the total percentage of the portfolio valued below cost to 16%. There has been a marked increase in the percentage of the portfolio valued on a quoted basis, which now stands at 18%, a result of the flotations of Eyetech Pharmaceuticals and austriamicrosystems, in addition to the revaluation of SEAT Pagine Gialle from cost to a quoted basis.

The sector, geographical and stage profile of the portfolio remains relatively unchanged.



Portfolio Changes
A number of portfolio companies moved from a cost to a quoted or earnings basis for the first time. The most significant write-ups in the period were SEAT Pagine Gialle, Eyetech Pharmaceuticals, Hogg Robinson, Rodenstock and Premiere.

As mentioned above, the largest change in valuation over the six months was the telephone directories, directory assistance and business information company SEAT Pagine Gialle. Funds advised by Permira originally invested in this Milan listed company in July 2003. In April, 19% of the fund's holding in the company was sold at an approximate gross multiple of two times original cost (in local currency). The 30 June 2004 valuation of GBP37.1 million reflects the quoted value of SVG Capital's remaining holding (after the application of discounts), representing an uplift of GBP9.7 million to the attributable December 2003 value.

Eyetech Pharmaceuticals had a successful IPO on NASDAQ in January with shares listing at US$21.00 per share. Since its listing, Eyetech has successfully filed a New Drug Application with the FDA (Food and Drug Administration) following positive results of the clinical trials of its lead drug candidate Macugen and at 30 June 2004 its share price was trading at US$42.92. In May, close to 27% of SVG Capital's holding in Eyetech was realised, at an approximate multiple of six times attributable cost (in local currency). After the application of discounts, SVG Capital's remaining holding in the company was valued at GBP9.3 million, representing a GBP7.5 million uplift to the attributable December 2003 value.

The next largest write-up in the period was the GBP5.8 million increase in value of the business travel and outsourced employee benefit services company, Hogg Robinson, which was originally acquired in June 2000. The company comprises two principal activities: international business travel and outsourced employee benefit services. Both businesses are performing well and continue to increase earnings. In addition, earlier this year, the travel management business acquired (without the need for additional equity from investors) the business travel management operations of Kuoni Reisen Holdings AG. This acquisition has given Hogg Robinson's travel management business a leading European market position and access to the German and Swiss business travel markets.

Rodenstock is one of the world's leading manufacturers of spectacles. Since its acquisition in September 2003, the performance of the company has been stronger than anticipated and it has benefited from new healthcare reforms which were implemented in Germany in early 2004. The latter led to strong sales in the last quarter of 2003 and the first quarter of 2004 and as a result the company's net debt position is ahead of plan. Since June 2004, Rodenstock has completed a recapitalisation which will return approximately 70% of the cost of the investment to investors.

Premiere is the only major Pay-TV operator in Germany and Austria offering premium Pay-TV content, including live sports, movies and special interest packages. The company underwent a major restructuring in 2002/2003 which has led to strong subscriber growth and a restructured cost base, giving the company substantial operational leverage. The company continues to introduce new sales channels and further increase content attractiveness for subscribers, in addition to improving subscriber and churn management.


Company                                                30 June 2004              31 December 2003              Change in Period
                                                          Valuation                     Valuation                       GBP'000
                                                            GBP'000                       GBP'000
SEAT Pagine Gialle                                           37,068                       *27,327                         9,741
Eyetech Pharmaceuticals                                       9,300                        *1,797                         7,503
Hogg Robinson                                                30,473                        24,716                         5,757
Rodenstock                                                   12,954                         8,252                         4,702
Premiere                                                     18,461                        14,320                         4,141
* attributable value

The most significant write-downs in the period were austriamicrosystems and Takko.

Austriamicrosystems, the designer and manufacturer of semiconductor specialty products, floated on the SWX Swiss Exchange in May, with shares being placed at CHF 35 per share, capitalising the company at CHF 385 million. At the flotation, funds advised by Permira sold 20% of their holding in the company, representing an approximate net value of GBP3.8 million for SVG Capital. After the application of discounts, SVG Capital's remaining holding in the company was valued at GBP13.9 million at 30 June 2004. This, in addition to the cash proceeds received from the partial realisation, represents an aggregate loss of GBP9.0 million to the December 2003 valuation (GBP26.7 million). Despite a general improvement in the operating environment, global quoted semiconductor share prices have fallen by approximately 20% since May and austriamicrosystems' share price has not been immune to this general sector downturn. The underlying performance of the company remains strong, recently reporting significant growth in sales and operating profits.

Takko is a discount clothing retailer for women's, men's and children's clothes with over 700 stores in Germany and Austria. Since its acquisition in 2000, the company has been adversely affected by the decline of the German retail textile market, which has been in constant decline since 2000. During that time the company has successfully grown its store portfolio, increased gross margins, reduced costs and improved its working capital. However, its operating environment remains difficult and growth remains below expectations. As a result, the company has been written down on an earnings basis to GBP12.6 million (December 2003: GBP16.6 million).

There has been an improvement in the exit activity in the first six months of 2004, with 28 full or partial realisations and two recapitalisations within the portfolio. In total, SVG Capital has received distributions of GBP69.4 million(3) in the six months. Excluding the recapitalisations, the largest of these were:


Company                                         Realisation Value**   31 December *2003 Valuation                          Cost
                                                                                          GBP'000
                                                            GBP'000                                                    *GBP'000

SEAT Pagine Gialle                                           12,330                         7,069                         6,760
austriamicrosystems                                           3,823                         4,693                         6,315
Eyetech Pharmaceuticals                                       3,077                           654                           576
* attributable value and cost
** including P123



In May, Cognis, the worldwide supplier of innovative speciality chemicals and nutritional ingredients completed a recapitalisation returning approximately 58% of the cost of the investment to investors. The net value of this recapitalisation for SVG Capital was GBP19.1 million. In addition to Cognis, in June, Memec the global semiconductor distributor, completed a recapitalisation returning approximately 20% of the cost of the investment, representing a value of GBP11.8 million for SVG Capital.

Eight new and 16 follow-on investments were made in the six months, with a total of GBP41.9 million(4) of calls being paid (June 2003: GBP26.0 million). Of the new investments, two feature in the Twenty Largest Companies: debitel and New Look.

Debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. SVG Capital's share of this investment will be GBP21.0 million.

New Look, is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has over 500 stores in the UK and around 200 stores in France (trading under the MIM brand). SVG Capital's share of this investment is GBP19.2 million.

Since 30 June, three new investments have been announced, the AA, Intelsat and Grandi Navi Veloci.

With approximately 15 million members, the AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business comprises roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. SVG Capital's share of this investment will be announced in due course.

Intelsat is a leading global satellite communications company offering wholesale internet, broadcast, telephony and corporate network solutions to leading service providers in approximately 200 countries and territories worldwide. Its global communications network includes 28 geostationary satellites, servicing more than 600 customers around the world, including internet service providers, telecommunications companies, broadcasters and corporate network service providers. SVG Capital's share of this investment will be announced in due course.

Grandi Navi Veloci (GNV) is a leading European ferry company, with a fleet of eight ships. Funds advised by Permira and the Grimaldi Family announced an agreement to acquire 71.3% of GNV and an intention to launch a public tender offer for the remainder of the shares in the company, which is listed on the Milan Stock Exchange. GNV owns the youngest ferry fleet in Europe. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The acquisition of GNV will aid its existing development plans, which involve developing the "cruise-ferry" concept, that will combine passengers on cruise ships with the transportation of cars and heavy goods vehicles. SVG Capital's share of this investment will be approximately GBP11.8 million.



Valuation Basis (by value)
Companies valued on an earnings basis continue to dominate the portfolio (54%). Of this, 11% has been written down on an earnings basis, bringing the total percentage of the portfolio valued below cost to 16% . Predictably, given the flotation of Eyetech Pharmaceuticals and austriamicrosystems, in addition to the revaluation of SEAT Pagine Gaille, quoted companies now make up 18% of the portfolio.




                                                                         30 June 2004                          31 December 2003
                                                                         % (by Value)                              % (by Value)
Cost                                                                               19                                        21
Earnings                                                                           43                                        43
Written-down - earnings                                                            11                                         8
Written-down                                                                        5                                        10
Third Party                                                                         4                                        10
Quoted                                                                             18                                         8
                                                                                 ____                                      ____
                                                                                  100                                       100

The average weighted discounted earnings multiple used to value the portfolio decreased to 7.3 (December 2003: 8.6). The fall in this weighted average number was influenced by comparable semiconductor multiples, which fell 26% over the six months. Ignoring the semiconductor companies, comparable earnings multiples used to value the remainder of the portfolio have remained fairly static at 6.7 (December 2003: 6.6).

The average discounts applied to valuation bases increased from 26% to 32% at 30 June 2004.

Geographical & Sector Distribution (by value)
The geographical weighting of the portfolio remains relatively unchanged, with a slight increase in exposure to the UK as a result of the new investments, such as New Look. The portfolio's exposure to Multinational companies decreased slightly and its exposure to Continental European companies remained fairly constant. The remainder of the portfolio is split between Asia (9%) and North America (13%).

Geographical Analysis
                                                                         30 June 2004                          31 December 2003
                                                                         % (by value)                              % (by value)

Multinational                                                                      26                                        30
Continental Europe                                                                 28                                        30
UK                                                                                 24                                        19
North America                                                                      13                                        10
Far East/Asia Pacific                                                               9                                        11
                                                                                 ____                                      ____
                                                                                  100                                       100

The only major change in the sector weightings of the portfolio is its increased exposure to Consumer, a result of the new investments and the write-up of Rodenstock, and its decreased weighting to Medical/health (predominantly a result of the sale of Sirona, Euro Dental and demedis).



 Sector Analysis
                                                                        30 June 2004                          31 December 2003
                                                                        % (by value)                              % (by value)
Consumer                                                                          35                                        29
Medical/health                                                                    17                                        21
Computer/other electronics                                                        21                                        22
Chemicals                                                                          4                                         7
Industrial products/services                                                       8                                         7
Other manufacturing                                                                3                                         3
Other services                                                                    12                                        10
Construction                                                                       0                                         1
                                                                                ____                                      ____
                                                                                 100                                       100

Portfolio Maturity
The average age of the portfolio remains low with 49% of investments held for more than three years, 51% being held for under three years, of which 23% have been held for under a year.

Investments in Companies (GBP million) - 30 June 2004
                                                                             Earnings/
Year                                     W/Down                Cost        Third Party              Quoted               Total
1995 & Prior                                0.3                   -                0.9                11.6                12.8
1996                                        0.2                   -                2.6                 0.1                 2.9
1997                                        0.1                   -                9.2                 5.6                14.9
1998                                        0.3                   -               23.7                 1.3                25.3
1999                                        0.1                 1.5               18.3                13.5                33.4
2000                                       25.8                 4.6               99.9                24.9               155.2
2001                                        1.4                 8.6               35.1                 0.1                45.2
2002                                        0.2                11.1               93.7                   -               105.0
2003                                          -                30.2               31.4                37.1                98.7
2004                                          -                47.8                  -                   -                47.8
Total                                      28.4               103.8              314.8                94.2               541.2


Investments in Companies (GBP million) - 31 December 2003

                                                                             Earnings/
Year                                     W/Down                Cost        Third Party              Quoted               Total
1995 & Prior                                0.5                 0.1                1.9                12.2                14.7
1996                                        0.3                   -                3.8                 0.1                 4.2
1997                                        0.1                   -               34.1                 3.0                37.2
1998                                        0.7                   -               22.7                 2.1                25.5
1999                                        2.4                 0.3               18.7                14.6                36.0
2000                                       52.1                 5.7              126.1                 3.1               187.0
2001                                        0.6                10.5               50.4                 0.3                61.8
2002                                        0.1                11.1               95.0                 7.7               113.9
2003                                        0.1                91.2                                                       91.3
Total                                      56.9               118.9              352.7                43.1               571.6



Deal Type
Given its high exposure to funds advised by Permira, SVG Capital's portfolio continues to be focused towards Management Buy-Outs/Ins (83%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (5%) is almost entirely in the life sciences sectors.

                                                                 30 June 2004                          31 December 2003

                                                                            %                                         %
Early stage/Start-up                                                         5                                         4
Development                                                                 12                                        12
Buy-Outs/Ins                                                                83                                        84
                                                                          ____                                      ____
                                                                           100                                       100

Fund Commitments
At 30 June 2004, SVG Capital had GBP529.8 million in uncalled commitments to twelve funds (December 2003: GBP594.4 million to twelve funds). This figure includes a GBP3.0 million uncalled commitment to the Strategic Recovery Fund and a GBP28.1 million uncalled commitment to P123, half of which is due in October 2004, with the remainder in October 2005.


Uncalled Fund Commitments                                          Amount                     Amount             SVG Capital's
                                                                   Called                   uncalled                  Uncalled
                                                         (Local Currency)           (Local Currency)               commitment*
                                                                                                                           GBP

Permira Europe III                                               EUR22.3m                  EUR485.6m                    325.8m
Permira Europe II                                               EUR539.0m                  EUR111.2m                     74.5m
The Japan Fund IV**                                             YEN262.3m                YEN3,485.3m                     17.6m
The Japan Venture Fund III                                    YEN2,962.6m                  YEN487.4m                      2.5m
Schroder Ventures Asia Pacific                                   US$67.2m                   US$41.4m                     22.8m
   Fund***
Schroder Ventures US Fund                                        US$58.5m                   US$14.6m                      8.1m
Schroder Canadian Buy-Out Fund II                                 C$17.0m                     C$0.9m                      0.4m
Schroder Canadian Buy-Out Fund III                                C$15.0m                    C$35.5m                     14.6m
Schroder Ventures International Life                             US$75.9m                    US$5.7m                      3.2m
   Sciences Fund II
International Life Sciences Fund III                             US$22.1m                   US$52.9m                     29.2m
Strategic Recovery Fund                                           GBP4.4m                    GBP3.0m                      3.0m
P123                                                             EUR62.9m                   EUR41.9m                     28.1m
                                                                                                                        ______

Total                                                                                                                GBP529.8m
*      Based on exchange rates at 30 June 2004
**     Based on SVG Capital's  commitment to the fund at its third  closing,
       SVG Capital will commit a further US$55 million at the fund's final #
       close.
***    Cannot be called for new investments



SVG Capital's return on its holdings of Permira and Schroder Ventures' funds, including P123, is summarised below:


                                                                                      Six months to                     Year to
                                                                                       30 June 2004             31 December 2003
                                                                                               GBPm                        GBPm

Opening valuation                                                                             560.3                       484.0
Calls payable                                                                                  37.5                       110.7
Distributions receivable*                                                                     (69.4)                      (59.4)
                                                                                              _____                        _____
                                                                                              528.4                       535.3

Increase in value of portfolio:                                                                26.3                        21.4
(less)/plus FX movement                                                                       (16.4)                        3.6
                                                                                                9.9                        25.0
                                                                                              _____                        _____
Closing portfolio                                                                             538.3                       560.3

* Cash proceeds only - not including distributions to P123

Cash & Marketable Securities
At 30 June 2004, SVG Capital's gross cash balance of GBP72.0 million (December 2003: GBP47.7 million) was held principally in money market funds.


Twenty Largest Underlying Companies

In the following pages, we show SVG Capital's twenty largest investments by value as at 30 June 2004.

Travelodge & Little Chef (UK)

Company                                                       GBP000's

Cost                                                            51,835

Value                                                           45,675

Date of Acquisition                                      December 2002

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is earnings; the holding represents 8.6% of SVG Capital's net assets.


Memec (US)

Company                                                       GBP000's

Cost                                                            39,563

Value                                                           38,914

Date of Acquisition                                       October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is earnings; the holding represents 7.3% of SVG Capital's net assets.




Ferretti (Italy)

Company                                                       GBP000's

Cost                                                            36,014

Value                                                           38,827

Date of Acquisition                                      November 2002

Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is earnings; the holding represents 7.3% of SVG Capital's net assets.


SEAT Pagine Gialle (Italy)

Company                                                       GBP000's

Cost                                                            28,819

Value                                                           37,068

Date of Acquisition                                          July 2003

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted; the holding represents 7.0% of SVG Capital's net assets.


Hogg Robinson (UK)

Company                                                       GBP000's

Cost                                                            22,178

Value                                                           30,473

Date of Acquisition                                          June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is earnings; the holding represents 5.7% of SVG Capital's net assets.

debitel (Germany)

Company                                                       GBP000's

Cost                                                            21,036

Value                                                           21,036

Date of Acquisition                                          June 2004

debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. The valuation basis is cost in fund currency; the holding represents 4.0% of SVG Capital's net assets.




New Look (UK)

Company                                                       GBP000's

Cost                                                            19,229

Value                                                           19,229

Date of Acquisition                                         April 2004

New Look, is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has over 500 stores in the UK and around 200 stores in France (trading under the MIM brand). The valuation basis is cost in fund currency; the holding represents 3.6% of SVG Capital's net assets.


Cognis (Germany)

Company                                                      GBP000's

Cost                                                           13,219

Value                                                          19,071

Date of Acquisition                                     November 2001

Cognis is a leading world-wide supplier of speciality chemicals, which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is earnings; the holding represents 3.6% of SVG Capital's net assets.



Premiere (Germany)

Company                                                      GBP000's

Cost                                                           13,318

Value                                                          18,461

Date of Acquisition                                     February 2003

Premiere is the only visible Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. The valuation basis is earnings; the holding represents 3.5% of SVG Capital's net assets.




austriamicrosystems (Austria)

Company                                                       GBP000's

Cost                                                            26,601

Value                                                           13,893

Date of Acquisition                                          June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is quoted; the holding represents 2.6% of SVG Capital's net assets.


Rodenstock (Germany)

Company                                                      GBP000's

Cost                                                            8,361

Value                                                          12,954

Date of Acquisition                                    September 2003

Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany. The valuation basis is earnings; the holding represents 2.4% of SVG Capital's net assets.


Grammer (Germany)

Company                                                      GBP000's

Cost                                                            8,476

Value                                                          12,601

Date of Acquisition                                         June 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is earnings; the holding represents 2.4% of SVG Capital's net assets.



Takko (Germany)

Company                                                       GBP000's

Cost                                                            14,064

Value                                                           12,569

Date of Acquisition                                         March 2000

Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is earnings; the holding represents 2.4% of SVG Capital's net assets.


Leica Microsystems (Germany)

Company                                                       GBP000's

Cost                                                             9,972

Value                                                           12,556

Date of Acquisition                                         March 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is earnings; the holding represents 2.4% of SVG Capital's net assets.


Holmes Place (UK)

Company                                                      GBP000's

Cost                                                           12,897

Value                                                          12,414

Date of Acquisition                                         July 2003

Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. The valuation basis is cost in fund currency; the holding represents 2.3% of SVG Capital's net assets.



EEMS (Italy)

Company                                                      GBP000's

Cost                                                            1,376

Value                                                          11,987

Date of Acquisition                                          May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is earnings; the holding represents 2.3% of SVG Capital's net assets.


Inmarsat (UK)

Company                                                       GBP000's

Cost                                                            11,419

Value                                                           10,872

Date of Acquisition                                      December 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is cost in fund currency; the holding represents 2.0% of SVG Capital's net assets.



Parkway Holdings (Singapore)

Company                                                      GBP000's

Cost                                                           19,076

Value                                                           9,559

Date of Acquisition                                     December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.8% of SVG Capital's net assets.


Kiekert (Germany)

Company                                                       GBP000's

Cost                                                            13,357

Value                                                            9,380

Date of Acquisition                                     September 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 1.8% of SVG Capital's net assets.


Eyetech Pharmaceuticals (US)

Company                                                       GBP000's

Cost                                                             1,911

Value                                                            9,300

Date of Acquisition                                           May 2000

Eyetech Pharmaceuticals, Inc. is a biopharmaceutical company that specialises in the development and commercialisation of novel therapeutics to treat diseases of the eye. Eyetech's initial focus is on diseases affecting the back of the eye. The company's most advanced product candidate is Macugen(TM), which Eyetech is developing with Pfizer Inc. for the prevention and treatment of diseases of the eye and related conditions. The valuation basis is quoted; the holding represents 1.7% of SVG Capital's net assets.






                                 SVG Capital plc
                                Unaudited Results


CONSOLIDATED STATEMENT OF TOTAL RETURN
(incorporating the Revenue Account)

                                                 For the six months ended                  For the six months ended
                                                       30 June 2004                              30 June 2003
                                               Revenue      Capital         Total       Revenue       Capital         Total
                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000       GBP'000

Realised gains on investments                        -        9,536         9,536             -            88            88
Unrealised gains on investments                      -           65            65             -         1,780         1,780
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
Gains on investments                                 -        9,601         9,601             -         1,868         1,868
Foreign exchange gains/(losses) on
non-cash balances                                    -           85            85             -          (45)          (45)
Foreign exchange (losses)/gains on cash
balances                                         (145)        (424)         (569)           208         (288)          (80)
Income                                           3,744            -         3,744         2,610             -         2,610
Expenses                                       (4,186)            -       (4,186)       (3,669)             -       (3,669)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
Net (deficit)/return before finance              (587)        9,262         8,675         (851)         1,535           684
costs and taxation
Interest payable and similar charges
                                               (2,713)            -       (2,713)       (2,071)             -       (2,071)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
Net (deficit)/return on ordinary               (3,300)        9,262         5,962       (2,922)         1,535       (1,387)
activities before taxation
Tax on ordinary activities                        (47)            -          (47)           128             -           128
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return on ordinary activities        (3,347)        9,262         5,915       (2,794)         1,535       (1,259)
after taxation
Minority interest - equity                           -          (5)           (5)             -          (16)          (16)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return on ordinary                   (3,347)        9,257         5,910       (2,794)         1,519       (1,275)
activities after tax and minority
interest attributable to equity
shareholders
Dividends                                            -            -             -             -             -             -
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return on ordinary activities        (3,347)        9,257         5,910       (2,794)         1,519       (1,275)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return per ordinary share
                                               (2.97)p        8.22p         5.25p       (2.73)p         1.48p       (1.25)p
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------


The revenue column of this statement is the Group's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six months.



                                 SVG Capital plc
                                Unaudited Results


COMPANY STATEMENT OF TOTAL RETURN
(incorporating the Revenue Account)


                                                 For the six months ended                  For the six months ended
                                                       30 June 2004                              30 June 2003
                                               Revenue      Capital         Total       Revenue       Capital         Total
                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000       GBP'000

Realised gains/(losses) on Investments               -        9,202         9,202             -         (181)         (181)
Unrealised gains on investments                      -          444           444             -         2,030         2,030
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
Gains on investments                                 -        9,646         9,646             -         1,849         1,849
Foreign exchange gains/(losses) on
non-cash balances                                    -           85            85             -          (45)          (45)
Foreign exchange losses on cash balances             -        (427)         (427)             -         (278)         (278)
Income                                             684            -           684           724             -           724
Expenses                                         (594)            -         (594)         (448)             -         (448)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
Net return before finance costs and                 90        9,304         9,394           276         1,526         1,802
taxation
Interest payable and similar charges
                                               (2,713)            -       (2,713)       (2,071)             -       (2,071)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
Net (deficit)/return on ordinary               (2,623)        9,304         6,681       (1,795)         1,526         (269)
activities before taxation
Tax on ordinary activities                          84            -            84           130             -           130
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return on ordinary activities        (2,539)        9,304         6,765       (1,665)         1,526         (139)
after taxation
Dividends                                            -            -             -             -             -             -
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return on ordinary activities        (2,539)        9,304         6,765       (1,665)         1,526         (139)
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------
(Deficit)/return per ordinary share
                                               (2.25)p        8.26p         6.01p       (1.63)p         1.49p       (0.14)p
----------------------------------------- ------------- ------------ ------------- ------------- ------------- -------------


The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six months.



                                 SVG Capital plc
                                Unaudited Results

                                 BALANCE SHEETS



                                                                  30 June 2004                    31 December 2003
                                                                  Group          Company             Group          Company
                                                                GBP'000          GBP'000           GBP'000          GBP'000

Tangible fixed assets                                             1,182                -               399                -
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
                                                                  1,182                -               399                -
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Fixed asset investments
Funds and co-investments                                        538,264          511,451           560,287          530,794
Listed UK equities                                               13,430           13,430             8,184            8,184
Money market instruments                                         60,727           60,727            41,877           41,877
Investment in subsidiaries                                            -           37,314                 -           35,538
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
                                                                612,421          622,922           610,348          616,393
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Current assets
Debtors                                                           3,994            3,154             6,718            3,190
Cash at bank                                                     11,253              614             5,791              610
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
                                                                 15,247            3,768            12,509            3,800
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Current liabilities
Creditors: amounts falling due within one year                    7,698            3,980             8,111            4,297
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Net current assets/(liabilities)                                  7,549            (212)             4,398            (497)
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Total assets less current liabilities                           621,152          622,710           615,145          615,896
Creditors: amounts falling due after one year                    88,200           87,668            88,108           87,619
Minority interest - non-equity                                      100                -               100                -
Minority interest - equity                                          324                -               319                -
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Net assets                                                      532,528          535,042           526,618          528,277
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------

Capital and reserves
Called up share capital                                         112,655          112,655           112,655          112,655
Share premium account                                            43,114           43,114            43,114           43,114
Capital redemption reserve                                        3,204            3,204             3,204            3,204
Share purchase reserve                                           92,054           92,054            92,054           92,054
Capital reserve                                                 291,159          291,338           281,902          282,034
Revenue reserve                                                 (9,658)          (7,323)           (6,311)          (4,784)
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Equity shareholders' funds                                      532,528          535,042           526,618          528,277
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Net asset value per ordinary share - undiluted                   472.7p           467.5p            467.5p           468.9p
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------
Net asset value per ordinary share - diluted                     463.4p           458.8p            458.7p           460.0p
------------------------------------------------------- ---------------- ---------------- ----------------- ----------------






                       SVG Capital plc - Unaudited Results
                         CONSOLIDATED CASHFLOW STATEMENT

                                                                                      For the six               For the six
                                                                                     months ended              months ended
                                                                                     30 June 2004              30 June 2003
                                                                                          GBP'000                   GBP'000
Operating activities
Income received from investments                                                              380                       493
Interest received                                                                             134                       135
Investment advisory fee income received                                                     6,130                     2,605
Administrative expenses paid                                                              (6,414)                   (5,094)
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Net cash inflow/(outflow) from operating activities                                           230                   (1,861)
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------

Return on investments and servicing of finance
Interest paid                                                                             (1,123)                         -
Loan facility finance costs                                                                 (544)                   (1,221)
---------------------------------------------------------------------- --------------------------- -------------------------
Net cash outflow from investments and servicing of finance                                (1,667)                   (1,221)
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------

Taxation
UK tax recovered                                                                               44                        60
Overseas tax (paid)/recovered                                                                (87)                         2
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Total tax (paid)/recovered                                                                   (43)                        62
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------

Capital expenditure and financial investment
Purchase of money market instruments                                                     (76,642)                  (44,711)
Purchase of tangible fixed assets                                                             (8)                       (5)
Purchase of UK listed equities                                                            (4,403)                     (395)
Sale of money market instruments                                                           56,758                    31,342
Calls paid and secondary units purchased                                                 (37,541)                  (26,029)
Capital distributions received                                                             69,356                     3,714
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Net cash inflow/(outflow) from capital expenditure and financial                            7,520                  (36,084)
investment
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------

Equity dividends paid
Dividends                                                                                       -                         -
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Total dividends paid                                                                            -                         -
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------

Financing
Issue and listing costs of ordinary shares                                                    (9)                         -
Proceeds from convertible bond issue                                                            -                    40,000
Issue costs of convertible bonds                                                                -                       (3)
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Net cash (outflow)/inflow from financing                                                      (9)                    39,997
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Net cash inflow                                                                             6,031                       893
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------

Reconciliation of net cash flow to movement in net debt
Increase in cash during the period                                                          6,031                       893
Foreign exchange loss on cash balances                                                      (569)                      (80)
Increase in convertible bonds in issue                                                       (49)                  (38,807)
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Change in net debt                                                                          5,413                  (37,994)
Net debt at the beginning of the period                                                  (81,828)                  (34,314)
---------------------------------------------------------------------- --------------------------- -------------------------
---------------------------------------------------------------------- --------------------------- -------------------------
Net debt at the end of the period                                                        (76,415)                  (72,308)
---------------------------------------------------------------------- --------------------------- -------------------------



 Notes:

1.      Audit Status

        The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the six months ended 30 June 2004 does not constitute the Company's statutory accounts for that financial period. Statutory accounts for the year ended 31 December 2003 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or
        (3) of the Companies Act 1985.

        This announcement is prepared on the basis of the accounting policies as set out in the most recent published set of annual financial statements.

        This statement was approved by the Board of Directors on 8 September
        2004.

2.      Dividend

        No dividend has been declared in respect of the 6 months ended 30 June 2004.

3.      Diluted NAV

        At 30 June 2004, the diluted NAV's are 463.4p for the Group and 458.8p for the Company. The diluted NAV calculations assume that share options with a strike price lower than the undiluted NAV are exercised at the balance sheet date, resulting in the issue of 5,451,530 ordinary shares for consideration of GBP21,096,000. In addition, the GBP39.4m 2011 convertible bonds are assumed to convert at the balance sheet date at an exercise price of 399p into 9,874,687 ordinary shares. There is no dilution in respect of the GBP49m 2013 convertible bonds as their exercise price, 480p, exceeds the undiluted NAV.

4.      Interim Report & Accounts

        Copies of the report and accounts will be circulated to shareholders in October 2004, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.




--------
1 SVG Diamond Private Equity plc and SVG Diamond Holdings Limited
2 Not including P123 deemed distributions
3 Not including P123 deemed distributions and the GBP8.2 million of proceeds from Eurodental and demedis
4 Not including the investment in debitel.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 14 September 2004


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries